UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               KOGER EQUITY, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   50022 81 01
                                 (CUSIP Number)

                          Kenneth L. Uptain, President
                                RGI Realty, Inc.
                                 Oak Harbor Club
                           2121 Grand Harbor Boulevard
                           Vero Beach, Florida  32967
                                 (407) 770-4551
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 6, 1996
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Kjell I. Rokke

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         AF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Norway

                     7  SOLE VOTING POWER
      NUMBER OF
                     8  SHARED VOTING POWER
                        -0-
        SHARES
                        2,452,571
     BENEFICIALLY

                     9  SOLE DISPOSITIVE POWER
       OWNED BY

                        -0-
         EACH

      REPORTING     10  SHARED DISPOSITIVE POWER

        PERSON          2,452,571

         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,452,571


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.8%


    14   TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RGI (Antilles) N.V.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         AF, WC

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands Antilles
                     7  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES

                     8  SHARED VOTING POWER
     BENEFICIALLY

                        2,452,571
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                        -0-
      REPORTING

        PERSON

         WITH

                    10  SHARED DISPOSITIVE POWER

                        2,452,571


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,452,571


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.8%


    14   TYPE OF REPORTING PERSON*

         HC, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RGI (Europe) B.V.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         AF, WC

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands

                     7  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES

                     8  SHARED VOTING POWER
     BENEFICIALLY

                        2,452,571
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                        -0-
      REPORTING

        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH
                        2,452,571


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,452,571

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.8%


    14   TYPE OF REPORTING PERSON*

         HC, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RGI (Denmark) ApS

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]

     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         AF, WC

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]


     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Denmark

                     7  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES

                     8  SHARED VOTING POWER
     BENEFICIALLY

                        2,452,571
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                        -0-
      REPORTING

        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH
                        2,452,571


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,452,571

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.8%


    14   TYPE OF REPORTING PERSON*

         HC, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Resource Group International, Inc.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         AF, WC

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Washington

                     7  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        2,452,571
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                        -0-
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           2,452,571

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,452,571


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.8%

    14   TYPE OF REPORTING PERSON*

         HC, CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RGI Real Estate, Inc.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         AF, WC

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Washington

                     7  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        2,450,571
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                        -0-
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           2,450,571


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,450,571


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.8%


    14   TYPE OF REPORTING PERSON*

         HC, CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RGI Realty, Inc.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         AF, WC

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

                     7  SOLE VOTING POWER
      NUMBER OF
                     8  SHARED VOTING POWER
                        -0-
        SHARES
                        2,450,571
     BENEFICIALLY

                     9  SOLE DISPOSITIVE POWER
       OWNED BY

                        -0-
         EACH

      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                        2,450,571
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,450,571


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.8%

    14   TYPE OF REPORTING PERSON*

         CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert C. Penney

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        100
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                        100
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           -0-

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

    14   TYPE OF REPORTING PERSON*

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Pauline J. Penney

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

          OO

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        100
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                        100
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           -0-


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

    14   TYPE OF REPORTING PERSON*

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Henry D. Penney

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         OO

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.


                     7  SOLE VOTING POWER
      NUMBER OF
                        100
                     8  SHARED VOTING POWER
        SHARES

                        -0-
     BENEFICIALLY

                     9  SOLE DISPOSITIVE POWER
       OWNED BY

                        100
         EACH

      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                        -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%


    14   TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jane H. Penney

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         OO
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        100
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                        100
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           -0-


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

    14   TYPE OF REPORTING PERSON*

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Karen M. Wilkins

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         OO

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        100
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                        100
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           -0-


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%


    14   TYPE OF REPORTING PERSON*

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William R. Wilkins

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         OO

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        100
                     8  SHARED VOTING POWER
        SHARES

                        -0-
     BENEFICIALLY

                     9  SOLE DISPOSITIVE POWER
       OWNED BY

                        100
         EACH

      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                        -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%


    14   TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mark Cutsforth

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         OO

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        100
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                        100
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           -0-

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

    14   TYPE OF REPORTING PERSON*

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Krista K. Hurst-Penney

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         OO

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        100
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                        100
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           -0-


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

    14   TYPE OF REPORTING PERSON*

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Glenn A. Olds

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        100
                     8  SHARED VOTING POWER
        SHARES

                        2,400
     BENEFICIALLY

                     9  SOLE DISPOSITIVE POWER
       OWNED BY

                        100
         EACH

      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                        2,400
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,500

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%


    14   TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Eva B. Olds

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        100
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        2,400
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                        100
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           2,400

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,500


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

    14   TYPE OF REPORTING PERSON*

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         G. Richard Olds, MD

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         OO

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        100
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                        100
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           -0-


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%


    14   TYPE OF REPORTING PERSON*

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John D. Schandelmeir

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        100
                     8  SHARED VOTING POWER
        SHARES

                        1,800
     BENEFICIALLY

                     9  SOLE DISPOSITIVE POWER
       OWNED BY

                        100
         EACH

      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                        1,800
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,900

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%


    14   TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Etta Schandelmeir
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        100
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        1,800
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                        100
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           1,800


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,900


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

    14   TYPE OF REPORTING PERSON*

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charles J. Cange

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         PF


     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        100
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                        100
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           -0-


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%


    14   TYPE OF REPORTING PERSON*

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Susan R. Cange

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.


                     7  SOLE VOTING POWER
      NUMBER OF
                        200
                     8  SHARED VOTING POWER
        SHARES

                        -0-
     BENEFICIALLY

                     9  SOLE DISPOSITIVE POWER
       OWNED BY

                        200
         EACH

      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                        -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         200

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%


    14   TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John Goodman

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        1,000
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                        1,000
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           -0-

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

    14   TYPE OF REPORTING PERSON*

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Linda Montgomery Mechon

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         OO

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        50
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                        50
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           -0-


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

    14   TYPE OF REPORTING PERSON*

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mari E. Montgomery

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        50
                     8  SHARED VOTING POWER
        SHARES

                        -0-
     BENEFICIALLY

                     9  SOLE DISPOSITIVE POWER
       OWNED BY

                        50
         EACH

      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                        -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%


    14   TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert L. Evans

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        50
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                        50
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           -0-

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

    14   TYPE OF REPORTING PERSON*

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Veronica C. Montgomery

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         OO

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        50
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                        50
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           -0-


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

    14   TYPE OF REPORTING PERSON*

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Kenneth L. Uptain

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        -0-
                     8  SHARED VOTING POWER
        SHARES

                        1,000
     BENEFICIALLY

                     9  SOLE DISPOSITIVE POWER
       OWNED BY

                        -0-
         EACH

      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                        1,000
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%


    14   TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cathy Diane Uptain

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        1,000
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                        -0-
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           1,000

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

    14   TYPE OF REPORTING PERSON*

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald Markey

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        1,000
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                        -0-
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           1,000


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%


    14   TYPE OF REPORTING PERSON*

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Detra Markey

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                     7  SOLE VOTING POWER
      NUMBER OF
                        -0-
                     8  SHARED VOTING POWER
        SHARES

                        1,000
     BENEFICIALLY

                     9  SOLE DISPOSITIVE POWER
       OWNED BY

                        -0-
         EACH

      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                        1,000
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%


    14   TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   The Schedule 13D initially filed on January 29, 1996 by the parties hereto (with the exception of RGI Real Estate, Inc.) with respect to the Common Stock, par value $.01 per share ("Common Stock"), of Koger Equity, Inc., a Florida corporation (the "Issuer"), is hereby amended and restated in its entirety by this Amendment No. 1 to the Schedule 13D.

   ITEM 1.   Security and Issuer.

   This Statement relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Koger Equity, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3986 Boulevard Center Drive, Suite 101, Jacksonville, Florida 32207.

   ITEM 2.   Identity and Background.

   This Statement is filed on behalf of:

             (1) Kjell I. Rokke ("Mr. Rokke"), a citizen of Norway and the owner of approximately 70.5% of the outstanding capital stock of RGI (Antilles) N.V., a Netherlands Antilles limited liability company ("RGI Antilles");

             (2)  RGI Antilles;

             (3) RGI (Europe) B.V., a Netherlands corporation and wholly-owned subsidiary of RGI Antilles ("RGI Europe");

             (4) RGI (Denmark) ApS, a Danish limited liability company and wholly-owned subsidiary of RGI Europe ("RGI Denmark");

             (5) Resource Group International, Inc., a Washington corporation and wholly-owned subsidiary of RGI Denmark ("RGI International");

             (6) RGI Real Estate, Inc., a Washington corporation and wholly-owned subsidiary of RGI International ("RGI Real Estate");

             (7) RGI Realty, Inc., a Florida corporation and wholly-owned subsidiary of RGI Real Estate ("RGI Realty"); and

             (8) The individuals set forth below (hereinafter collectively referred to as the "Individual Holders"), each of whom is a citizen of the United States of America:

                            Robert C. Penney
                            Pauline J. Penney
                            Henry D. Penney
                            Jane H. Penney
                            William R. Wilkins
                            Karen M. Wilkins
                            Mark Cutsforth
                            Krista K. Hurst-Penney
                            Glenn A. Olds
                            Eva B. Olds
                            G. Richard Olds, MD
                            John D. Schandelmeir
                            Etta Schandelmeir
                            Charles J. Cange
                            Susan R. Cange
                            John Goodman
                            Linda Montgomery Mechon
                            Mari E. Montgomery
                            Robert L. Evans
                            Veronica C. Montgomery
                            Kenneth L. Uptain
                            Cathy Diane Uptain
                            Donald Markey
                            Detra Markey

   RGI Antilles, RGI Europe, RGI Denmark, RGI International, RGI Real Estate and RGI Realty are hereinafter collectively referred to as the "RGI Entities".

   RGI Antilles is the ultimate parent holding company of numerous entities engaged in various businesses, including (1) seafood operations, (2) shipyard and material handling businesses, (3) the distribution of sporting goods, office supplies and other products, (4) the ownership and development of real estate and (5) finance operations. RGI Europe, RGI Denmark, RGI International and RGI Real Estate are intermediate holding companies for various entities engaged in such businesses. RGI Realty was recently organized to serve as a holding company for investments in entities engaged in the ownership and development of real estate and related assets. The address of the principal business and principal offices of RGI Antilles is 6 John B. Gorsiraweg, Curacao, Netherlands Antilles. The address of the principal business and principal offices of RGI Europe is Kneuterdijk 15, 2524 EM, Haag, Holland. The address of the principal business and principal offices of RGI Denmark is Runsted Strandvej 62B, DK-2960 Rungsten Kyst, Denmark. The address of the principal business and principal offices of RGI International is 1420 Fifth Avenue, 42nd Floor, Seattle, Washington 98101-2333. The address of the principal business and principal offices of RGI Real Estate is 3810 196th Street SW, Suite 10, Lynnwood, Washington 98036. The address of the principal business and principal offices of RGI Realty is Oak Harbor Club, 2121 Grand Harbor Boulevard, Vero Beach, Florida 32967. Mr. Rokke's principal business address is 83 Shirley Street, Nassau, Bahamas.

        (a) - (c) & (f)

   The following sets forth with respect to each Managing Director of RGI Antilles his or its name, residence or principal business address, and citizenship or place or organization:

                  Kjell I. Rokke
                  83 Shirley Street
                  Nassau, Bahamas
                  (Norwegian citizen)

                  Bjorn R. Gjelsten
                  Beddingen 20
                  0250 Oslo, Norway
                  (Norwegian citizen)

                  Kenneth L. Uptain
                  3810 196th Street S.W.
                  Suite 10
                  Lynnwood, WA  98036
                  (U.S. citizen)

                  David A. Herrick
                  1420 Fifth Avenue, 42nd Floor
                  Seattle, WA 98101-2333
                  (U.S. citizen)

                  Bernt O. Bodal
                  2025 First Avenue, Suite 900
                  Seattle, WA  98121
                  (U.S. citizen)

                  MeesPierson Trust (Curacao) N.V.
                  14 John B. Gorsiraweg
                  P.O. Box 3889
                  Curacao, Netherlands Antilles
                  (Netherlands Antilles limited liability company)

   The following sets forth with respect to each Managing Director of RGI Europe his or its name, residence or principal business address, and citizenship or place of organization:

                  Kjell I. Rokke
                  83 Shirley Street
                  Nassau, Bahamas
                  (Norwegian citizen)

                  Bjorn R. Gjelsten
                  Beddingen 20
                  0250 Oslo, Norway
                  (Norwegian citizen)

                  MeesPierson Trust B.V.
                  Kneuterdijk 15
                  P.O. Box 188
                  2501 AR The Hague
                  The Netherlands
                  (Netherlands corporation)

   Note: RGI Antilles and RGI Europe have entered into management agreements with MeesPierson Trust (Curacao) N.V. and MeesPierson Trust B.V., respectively, for the purpose of local legal requirements and practical needs. Under Netherlands Antilles law, a company can only carry on a business in the Netherlands Antilles if such a company has a residence permit. For an offshore company, such as RGI Antilles, it is required that the company have at least one managing director that is a resident of the Netherlands Antilles. Through the appointment of MeesPierson Trust (Curacao) N.V., this requirement has been satisfied. MeesPierson Trust (Curacao) N.V., as managing director, provides a register office for RGI Antilles, as well as administrative and clerical services. The legal requirements in the Netherlands are substantially similar. Consequently, MeesPierson Trust B.V. serves as a managing director of RGI Europe to comply with applicable legal requirements and also provides similar administrative and clerical services.

   The following sets forth with respect to each director of RGI Denmark his name, residence or principal business address, and citizenship:

                  Kjell I. Rokke
                  83 Shirley Street
                  Nassau, Bahamas
                  (Norwegian citizen)

                  Bjorn R. Gjelsten
                  Beddingen 20
                  0250 Oslo, Norway
                  (Norwegian citizen)

                  Fleming Heegaard
                  Runsted Strandvej 62B
                  DK-2960 Rungsten Kyst
                  Denmark
                  (Danish citizen and an attorney in private practice)


   The following sets forth with respect to each executive officer and director of RGI International his name, position(s) with such company, residence or principal business address, and citizenship:

                  Kjell I. Rokke
                  President and Director - RGI International
                  83 Shirley Street
                  Nassau, Bahamas
                  (Norwegian citizen)

                  Bjorn R. Gjelsten
                  Vice President and Director - RGI International
                  Beddingen 20
                  0250 Oslo, Norway
                  (Norwegian citizen)

                  David A. Herrick
                  Treasurer and Director - RGI International
                  1420 Fifth Avenue, 42nd Floor
                  Seattle, WA  98101-2333
                  (U.S. citizen)

                  Bernt O. Bodal
                  Director - RGI International
                  2025 First Avenue, Suite 900
                  Seattle, WA  98121
                  (U.S. citizen)

                  Kenneth L. Uptain
                  Director - RGI International
                  3810 196th Street S.W.
                  Suite 10
                  Lynnwood, WA  98036
                  (U.S. citizen)

                  Olav Revhaug
                  Secretary
                  1420 Fifth Avenue, 42nd Floor
                  Seattle, WA  98101-2333
                  (Norwegian citizen)


   The following sets forth with respect to each executive officer and director of RGI Real Estate his name, position(s) with such company, residence or principal business address, and citizenship:

                  Kenneth L. Uptain
                  President and Director - RGI Real Estate
                  3810 196th Street S.W.
                  Suite 10
                  Lynnwood, WA  98036
                  (U.S. citizen)

                  Kjell I. Rokke
                  Vice President and Director - RGI Real Estate
                  83 Shirley Street
                  Nassau, Bahamas
                  (Norwegian citizen)

                  David A. Herrick
                  Secretary and Treasurer - RGI Real Estate
                  1420 Fifth Avenue, 42nd Floor
                  Seattle, WA 98101-2333
                  (U.S. citizen)

                  Jan Petter Storetvedt
                  Director - RGI Real Estate
                  Box 4538 Torshov
                  0404 Oslo, Norway
                  (Norwegian citizen and business executive)

   The following sets forth with respect to each executive officer and director of RGI Realty his name, position(s) with such company, present principal occupation (if other than with the RGI Entities), principal business address, and citizenship:

                  Kenneth L. Uptain
                  President, Secretary and Director - RGI Realty
                  3810 196th Street S.W.
                  Suite 10
                  Lynnwood, WA  98036
                  (U.S. citizen)

                  Joseph P. Cange
                  Vice President and Director - RGI Realty
                  Certified Public Accountant
                  102 West 500 South
                  Salt Lake City, Utah  84101
                  (U.S. citizen)

                  Olav Revhaug
                  Treasurer and Director - RGI Realty
                  1420 Fifth Avenue, 42nd Floor
                  Seattle, WA  98101-2333
                  (Norwegian citizen)

   The following sets forth with respect to each Individual Holder his or her residence address, present principal occupation or employment, and the name, address and principal business of any corporation or other organization in which such employment is conducted for:


                                                             Name, Address
                                                  Principal  and Principal
           Name            Residence Address     Occupation  Business of
                                                             Employer
                        3620 Penland Parkway
    Robert C. Penney    Anchorage, AK 99508      Investor    Not Applicable

    Pauline J.          3620 Penland Parkway
     Penney             Anchorage, AK 99508      Homemaker   Not Applicable

                                                             Penco Company
                        960 Botanical Heights                Anchorage,
    Henry D. Penney     Circle                   Manager     Alaska (real
                        Anchorage, AK 99515                  estate company)

    Jane H. Penney      960 Botanical Heights    Training    U.S. Dept. of
                        Circle                   Specialist  Defense
                        Anchorage, AK 99515                  Elmendorf,
                                                             Alaska

                                                             Penland Sales,
                                                             Inc.
    William R.          225 Botanical Drive                  3620 Penland
     Wilkins            Anchorage, AK 99515      President   Parkway,
                                                             Anchorage,
                                                             Alaska 99508

    Karen M. Wilkins    225 Botanical Drive
                        Anchorage, AK 99515      Homemaker   Not Applicable

                                                             BMC Software,
                                                              Inc.
                        13659 Victory #521       Software    2101 City West
    Mark Cutsforth      Van Nuys, CA 91401       Consultant   Blvd.
                                                             Houston, Texas
                                                              77042
                        13659 Victory #521
    Krista K. Hurst-    Van Nuys, CA 91401       Homemaker   Not Applicable
     Penney

                        31530 NE Center Lane
    Glenn A. Olds       Sherwood, OR 97140-8505  Retired     Not Applicable


                        31530 NE Center Lane
    Eva B. Olds         Sherwood, OR 97140-8505  Retired     Not Applicable

                                                 Physician-  Metro Health
                                                 in-Chief    Medical Center
                        495 N. Main Street       and         2500 Metro
    G. Richard Olds     Chagrin Falls, OH 44022  Chairman    Health Dr.
     MD                                          of          Cleveland, Ohio
                                                 Medicine    44109

                        3462 Strawberry Road
    John D.             Anchorage, AK 99502-     Retired     Not Applicable
     Schandelmeir       7109

                        3462 Strawberry Road
    Etta Schandelmeir   Anchorage, AK 99502-     Homemaker   Not Applicable
                        7109

                        121 Ridgetop Place
    Charles J. Cange    Sequim, WA 98382-9334    Retired     Not Applicable

                        121 Ridgetop Place
    Susan R. Cange      Sequim, WA 98382-9334    Homemaker   Not Applicable

                                                             Pinnacle
                                                             Management
                                                             Company
                        320 Andover Park East                320 Andover
                        Seattle, WA 96188                    Park East
    John Goodman        (Business Address)       President   Seattle, WA
                                                             96188
                                                             (real estate
                                                             management
                                                             company)

                        23711 Meridian Avenue
    Kenneth L. Uptain   Bothell, WA 98021-8724   President   RGI Real
                                                             Estate, Inc.

                        23711 Meridian Avenue
    Cathy Diane         Bothell, WA  98021-8724  Homemaker   Not Applicable
     Uptain

                                                             Pinnacle
                                                             Management
                                                             Company
                                                             320 Andover
                        21509 NE 97th Place      Executive   Park East
    Donald Markey       Redmond, WA 98053        Vice        Seattle, WA
                                                 President   96188
                                                             (real estate
                                                             management
                                                             company)

                        21509 NE 97th Place
    Detra Markey        Redmond, WA 98053        Homemaker   Not Applicable

                        600 West 76th Avenue,
    Linda Montgomery    #108                     Homemaker   Not Applicable
     Mechon             Anchorage, AK  99518

                                                             University of
                                                             Alaska
                        600 West 76th Avenue,    Senior      3890 University
    Mari E.             #101                     Property    Lake Dr., #103
     Montgomery         Anchorage, AK  99518     Manager     Anchorage, AK
                                                             99508

                                                             Evans
                        600 West 76th Avenue,    Vice        Industries,
    Robert L. Evans     #101                     President/  Inc.
                        Anchorage, AK 99518      Principal   P.O. Box 325
                                                             Healy, AK 99743

                                                             EMCON Alaska,
                                                             Inc.
                        600 West 76th Avenue,    Certified   4701 Business
    Veronica C.         #209                     Public      Park Blvd. #36
     Montgomery         Anchorage, AK 99518      Accountant  Anchorage, AK
                                                             99503

             (d) - (e)

   During the last five years, none of the RGI Related Entities and, to the best of their knowledge, none of their respective executive officers, directors and/or managing directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Similarly, during the last five years, none of the Individual Holders (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3.   Source and Amount of Funds or Other Consideration.

   On January 5, 1996, RGI International acquired 2,000 shares of the Issuer's Common Stock for $21,750.00, or $10-7/8 per share. On January 19, 1996, RGI Realty acquired 1,000 shares of the Issuer's Common Stock for $11,500.00, or $11.50 per share. Pursuant to the Purchase Agreement (as defined below), on January 19, 1996, RGI Realty acquired 1,200,000 shares of the Issuer's Common Stock for $14,437,377.05, or $12.00 per share plus a carrying cost equal to 5% per annum from January 1, 1996 until the date of purchase. Pursuant to the Purchase Agreement, on March 6, 1996, RGI Realty acquired an additional 1,249,571 shares of the Issuer's Common Stock for $15,128,338.72, or $12.00 per share plus a carrying cost equal to 5% per annum from January 1, 1996 until the date of purchase. The source of funding for each of the foregoing acquisitions was available working capital of RGI International and its affiliated companies.

   All of the shares of the Issuer's Common Stock beneficially owned by each Individual Holder were acquired using personal funds of the Individual Holder, or by gift from another Individual Holder. The 800 shares of the Issuer's Common Stock currently beneficially owned by Robert C. Penney, Pauline J. Penney, Henry D. Penney, Jane H. Penney, Karen M. Wilkins, William R. Wilkins, Mark Cutsforth and Krista K. Hurst-Penney were purchased by Robert C. Penney on December 26, 1995 for $8,100.00, or $10-1/8 per share. On or about January 3, 1996, Robert C. Penney transferred by gift 100 shares of the Issuer's Common Stock to each of the other seven individuals named above.

   Of the shares of the Issuer's Common Stock currently beneficially owned by Glenn A. Olds, Eva B. Olds and G. Richard Olds, MD, 2,000 shares were purchased by Glenn A. Olds and Eva B. Olds, as joint tenants, on March 28, 1995 for $13,500.00, or $6-3/4 per share. On or about December 21, 1995, they transferred for no consideration 100 shares each to Glenn A. Olds, Eva B. Olds and G. Richard Olds, MD individually. On March 8, 1996, Glenn
   A. Olds and Eva B. Olds, as joint tenants, purchased an additional 700 shares for $7,700.00, or $11.00 per share.

   The 2,000 shares of the Issuer's Common Stock currently beneficially owned by John D. Schandelmeir and Etta Schandelmeir were purchased by John D. Schandelmeir and Etta Schandelmeir, as joint tenants, for $13,000, or $6.50 per share. On or about January 25, 1996, they transferred for no consideration 100 shares to each of themselves individually.

   The 200 shares of the Issuer's Common Stock currently beneficially owned by Mari E. Montgomery, Robert L. Evans, Linda Montgomery Mechon and Veronica C. Montgomery were purchased by Mari E. Montgomery and Robert L. Evans, as joint tenants, on January 17, 1996 for $2,275.00, or $11-3/8 per share. On or about January 17, 1996, they transferred for no consideration 50 shares each to Mari E. Montgomery, Robert L. Evans, Linda Montgomery Mechon and Veronica C. Montgomery individually.

   The remaining Individual Holders also purchased their shares of the Issuer's Common Stock using personal funds. The following sets forth the name of each Individual Holder, the number of Shares of the Issuer's Common Stock purchased, the aggregate amount paid therefor (excluding commissions and other sales charges) and the purchase price per share:


                              Number of      Aggregate
              Name             Shares       Amount Paid     Price Per Share

    Charles J. Cange            100       $ 1,125.00        $10-1/8

    Susan R. Cange              200         2,050.00        10-1/4

    John Goodman              1,000        10,125.00         10-1/8

    Kenneth L. Uptain and
    Cathy Diane Uptain,       1,000        10,000.00         10
    Joint Tenants

    Donald Markey and
    Detra Markey, Joint       1,000        10,125.00         10-1/8
    Tenants

   ITEM 4.   Purpose of Transaction.

   The RGI Entities own approximately 13.8% of the outstanding Shares of the Issuer's Common Stock. The RGI Entities originally acquired such Shares with a view toward (1) obtaining up to a 25% equity interest in the Issuer, and (2) exerting influence over management of the Issuer.

   The Issuer's Amended and Restated Articles of Incorporation (the "Articles") contain certain restrictions on the concentration of ownership of the Issuer's Common Stock. In addition, the Issuer's Common Stock Rights Agreement dated as of September 30, 1990, as amended (the "Rights Plan"), between the Issuer and First Union National Bank, as successor Rights Agent, provides for the triggering of certain Rights (as defined in the Rights Plan) in the event any person and its Affiliates (as defined in the Rights Plan) are deemed to beneficially own in excess of 15% of the outstanding shares of the Issuer's Common Stock. Consequently, representatives of the RGI Entities met with members of management of the Issuer seeking (1) an exemption from the restrictions on the concentration of ownership contained in the Issuer's Articles to allow for ownership by the RGI Entities and their affiliates of up to and including 25% of the outstanding shares of the Issuer's Common Stock, and (2) an amendment to the Rights Plan such that the beneficial ownership of up to and including 25% of the outstanding shares of the Issuer's Common Stock by the RGI Entities and any of their affiliates would not cause the triggering of the Rights (as defined in the Rights Plan). Representatives of the RGI Entities also have requested representation on the Issuer's Board of Directors (a minimum of two seats) and certain registration rights with respect to shares of the Issuer's Common Stock held by the RGI Entities and any of their affiliates.

   Suitable arrangements with respect to the foregoing matters could not be reached with the Issuer's present Board of Directors. Consequently, the RGI Entities considered seeking a change in the composition of the Board of Directors of the Issuer through the nomination of an alternative slate of directors and the solicitation of proxies in compliance with applicable securities laws. The RGI Entities have determined not to take any such action. Instead, the RGI Entities have determined that it would be in their best interests to explore various alternatives for divesting themselves of their holdings of the Issuer's Common Stock. However, the RGI Entities currently have no proposal to effect such a divestiture.

   ITEM 5.   Interest in Securities of the Issuer.

             (a)

   As of the date of this Amendment No. 1 to Schedule 13D, RGI Realty beneficially owns 2,450,571 shares of the Issuer's Common Stock, which constitutes approximately 13.8% of the outstanding shares of the Issuer's Common Stock. RGI International beneficially owns 2,000 shares of the Issuer's Common Stock, which constitutes approximately 0.01% of the outstanding shares of the Issuer's Common Stock; in addition, RGI International, as an intermediate parent holding company for RGI Realty, may be deemed to beneficially own the shares of the Issuer's Common Stock beneficially owned by RGI Realty.

   RGI Real Estate, as the parent corporation of RGI Realty, may be deemed to beneficially own the 2,450,571 shares of the Issuer's Common Stock beneficially owned by RGI Realty. Each of RGI Antilles, RGI Europe and RGI Denmark, as parent holding companies for RGI International and RGI Realty (as well as Mr. Rokke, as the majority shareholder of RGI Antilles, the ultimate parent holding company), may be deemed to beneficially own the shares of the Issuer's Common Stock beneficially owned by RGI International and RGI Realty, all of which constitutes 2,452,571 shares of the Issuer's Common Stock (approximately 13.8% of the outstanding shares of the Issuer's Common Stock). Mr. Rokke, RGI Antilles, RGI Europe, RGI Denmark, RGI International (with respect only to the shares beneficially owned by RGI Realty), and RGI Real Estate each disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement.

   Each of the Individual Holders beneficially owns the aggregate number of shares of the Issuer's Common Stock set forth below after his or her name, which shares constitute less than 0.02% of the outstanding shares of the Issuer's Common Stock:


         Name of Individual Holder         Number of Shares of Common Stock

    Robert C. Penney                                      100
    Pauline J. Penney                                     100
    Henry D. Penney                                       100
    Jane H. Penney                                        100
    Karen M. Wilkins                                      100
    William R. Wilkins                                    100
    Mark Cutsforth                                        100
    Krista K. Hurst-Penney                                100
    Glenn A. Olds                                       2,500
    Eva B. Olds                                         2,500
    G. Richard Olds, MD                                   100
    John D. Schandelmeir                                1,900
    Etta Schandelmeir                                   1,900
    Charles J. Cange                                      100
    Susan R. Cange                                        200
    John Goodman                                        1,000
    Linda Montgomery Mechon                                50
    Mari E. Montgomery                                     50
    Robert L. Evans                                        50
    Veronica C. Montgomery                                 50
    Kenneth L. Uptain                                   1,000
    Cathy Diane Uptain                                  1,000
    Donald Markey                                       1,000
    Detra Markey                                        1,000


   By virtue of the termination of the understandings described in Item 6, Mr. Rokke and the RGI Entities disclaim beneficial ownership of such shares and the filing of this Statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

             (b)

   RGI Realty has shared power to vote and dispose of 2,450,571 shares of the Issuer's Common Stock. RGI Real Estate, as the parent corporation of RGI Realty, may be deemed to share the power to vote and dispose of the 2,450,571 shares of the Issuer's Common Stock over which RGI Realty has shared voting and dispositive power. RGI International has shared power to vote and dispose of 2,000 shares of the Issuer's Common Stock and, as a parent holding company of RGI Realty, may be deemed to share the power to vote and dispose of the 2,450,571 shares of the Issuer's Common Stock over which RGI Realty has shared voting and dispositive power.

   Each of RGI Antilles, RGI Europe and RGI Denmark, as parent holding companies for RGI International and RGI Realty (as well as Mr. Rokke, as the majority shareholder of RGI Antilles, the ultimate parent holding company), may be deemed to have shared power to vote and dispose of the 2,452,571 shares of the Issuer's Common Stock over which RGI International and/or RGI Realty have shared voting and dispositive power.

   Each of the Individual Holders has sole/shared voting power and sole/shared dispositive power with respect to the number of shares of the Issuer's Common Stock indicated below:

                                   Number of Shares of Common Stock

                                                       Sole        Shared
          Name of            Sole        Shared    Dispositive  Dispositive
     Individual Holder      Voting       Voting        Power       Power
                            Power        Power

    Robert C. Penney         100          -0-          100          -0-
    Pauline J. Penney        100          -0-          100          -0-
    Henry D. Penney          100          -0-          100          -0-
    Jane H. Penney           100          -0-          100          -0-
    Karen M. Wilkins         100          -0-          100          -0-
    William R. Wilkins       100          -0-          100          -0-
    Mark Cutsforth           100          -0-          100          -0-
    Krista K. Hurst-         100          -0-          100          -0-
      Penney
    Glenn A. Olds            100         2,400         100         2,400
    Eva B. Olds              100         2,400         100         2,400
    G. Richard Olds, MD      100          -0-          100          -0-
    John D.                  100         1,800         100         1,800
      Schandelmeir
    Etta Schandelmeir        100         1,800         100         1,800
    Charles J. Cange         100          -0-          100          -0-
    Susan R. Cange           200          -0-          200          -0-
    John Goodman            1,000         -0-        1,000          -0-
    Linda Montgomery          50          -0-           50          -0-
      Mechon
    Mari E. Montgomery        50          -0-           50          -0-
    Robert L. Evans           50          -0-           50          -0-
    Veronica C.               50          -0-           50          -0-
      Montgomery
    Kenneth L. Uptain        -0-         1,000         -0-         1,000
    Cathy Diane Uptain       -0-         1,000         -0-         1,000
    Donald Markey            -0-         1,000         -0-         1,000
    Detra Markey             -0-         1,000         -0-         1,000

             (c)

   The following table sets forth transactions in the Issuer's Common Stock effected since November 17, 1995 by the Individual Holders, Mr. Rokke, the RGI Entities, and the officers, directors and/or managing directors of the respective RGI Entities:


                                                     Number of
                          Date of       Type of      Shares of
          Name of       Transaction   Transaction  Common Stock   Price Per
       Person/Entity                      (1)                       Share

    Robert C. Penney      11/17/95        OP           3,000     $  9-1/4
    Robert C. Penney      12/26/95        OP             800       10-1/8
    Robert C. Penney      12/19/95        OS           1,300         9-7/8
    Robert C. Penney      12/27/95        OS           3,000        10-1/4
    Robert C. Penney      01/04/96        OS           3,000        11-1/4
    Robert C. Penney      01/04/96        OS           3,000       11
    Robert C. Penney      01/09/96        OS           3,000        11-1/4
    Robert C. Penney      01/09/96        OS           3,000        11-1/8
    Robert C. Penney      01/03/96       TPG            100          Not
                                                                 Applicable
    Robert C. Penney      01/03/96       TPG            100          Not
                                                                 Applicable
    Robert C. Penney      01/03/96       TPG            100          Not
                                                                 Applicable
    Robert C. Penney      01/03/96       TPG            100          Not
                                                                 Applicable
    Robert C. Penney      01/03/96        TPG           100          Not
                                                                 Applicable
    Robert C. Penney      01/03/96        TPG           100          Not
                                                                 Applicable
    Robert C. Penney      01/03/96        TPG           100          Not
                                                                 Applicable
    Pauline J. Penney     01/03/96       APG            100          Not
                                                                 Applicable
    Henry D. Penney       01/03/96       APG            100          Not
                                                                 Applicable
    Jane H. Penney        01/03/96       APG            100          Not
                                                                 Applicable
    William R. Wilkins    01/03/96       APG            100          Not
                                                                 Applicable
    Karen M. Wilkins      01/03/96       APG            100          Not
                                                                 Applicable
    Mark Cutsforth        01/03/96       APG            100          Not
                                                                 Applicable
    Krista K. Hurst-      01/03/96       APG            100          Not
      Penney                                                     Applicable
    Robert C. Penney      01/12/96        OS           3,000        11-1/8
    Robert C. Penney      01/15/96        OS           5,000          11
    Robert C. Penney      01/15/96        OS          12,000        11-1/4
    Robert C. Penney      01/15/96        OS           9,000        11-1/8
    Glenn A. Olds and
      Eva Olds, as Joint  12/21/95      TPG (2)         100          Not
      Tenants                                                    Applicable
    Glenn A. Olds and
      Eva Olds, as Joint  01/11/96        OS           2,700        11-1/4
      Tenants
    Glenn A. Olds and
      Eva Olds, as Joint  01/12/96        OS           1,200        11-1/4
      Tenants
    Glenn A. Olds and
      Eva Olds, as Joint  01/15/96        OS           2,100        11-1/4
      Tenants
    Glenn A. Olds and
      Eva Olds, as Joint  03/08/96        OP            700        11
      Tenants
    G. Richard Olds,      12/21/95        APG           100          Not
      MD                                                          Applicable
    John D.
      Schandelmeir and
      Etta Schandelmeir,  01/02/96        OS           2,000       11
      as Joint Tenants

    John D.
      Schandelmeir and
      Etta Schandelmeir,  01/15/96        OS          10,000        11-1/4
      as Joint Tenants
    Charles Cange         12/27/95        OP            100         10-1/8
    Susan R. Cange        12/27/95        OP            200         10-1/4
    John Goodman          12/22/95        OP           1,000        10-1/8
    Donald Markey and
      Detra Markey, as    12/26/95        OP           1,000        10-1/8
      Joint Tenants
    Kenneth L. Uptain
      and Cathy Diane
      Uptain, as Joint    12/22/95        OP           1,000       10
      Tenants
    Mari E. Montgomery
      and Robert L.
      Evans, as Joint     01/17/96        OP            200         11-3/8
      Tenants
    Mari E. Montgomery
      and Robert L.
      Evans, as Joint
      Tenants             01/17/96     TPG (3)          50          Not
                                                                 Applicable
    Mari E. Montgomery
      and Robert L.
      Evans, as Joint
      Tenants             01/17/96     TPG (3)          50          Not
                                                                 Applicable
    Linda Montgomery      01/17/96       APG            50          Not
      Mechon                                                     Applicable
    Veronica C.           01/17/96       APG            50          Not
      Montgomery                                                 Applicable
    RGI Realty               01/19/96        OP         1,000       11-1/2
    RGI Realty               01/19/96       PNP      1,200,000(4)    (4)
    RGI Realty               03/06/96       PNP      1,249,571(5)    (5)
    RGI International        01/05/96        OP         2,000       10-7/8

   _______________________
   (1) The following abbreviations are used to indicate the type of transaction involved:

        OP:  Open Market Purchase
        OS:  Open Market Sale
        PNP: Privately Negotiated Purchase
        PNS: Privately Negotiated Sale
        TPG: Transferred By Private Gift
        APG: Acquired by Private Gift

   (2) At the same time this transaction was effected, Glenn A. Olds and Eva Olds, as Joint Tenants, transferred 100 shares of the Issuer's Common Stock into each of their names individually.

   (3) At the same time this transaction was effected, Mari E. Montgomery and Robert L. Evans, as Joint Tenants, transferred 50 shares of the Issuer's Common Stock into each of their names individually.

   (4) This transaction was effected pursuant to the Purchase Agreement described in Item 6. The price per share of Common Stock acquired was $12.00 plus carry at a rate of 5% per annum from January 1, 1996 through the date of acquisition of the shares.

   (5) This transaction was effected pursuant to the Purchase Agreement described in Item 6. The price per share of Common Stock acquired was $12.00 plus carry at a rate of 5% per annum from January 1, 1996 through the date of acquisition of the shares.

             (d)

   None

             (e)

   Not Applicable

   ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             Common Stock Purchase and Sale Agreement

   The following is a summary of certain provisions of the Common Stock Purchase and Sale Agreement dated January 18, 1996, including Amendment No. 1 thereto dated March 5, 1996 (collectively, the "Purchase Agreement"), by and among TCW Special Credits, a California general partnership ("Special Credits"), for itself and as general partner or investment manager for Weyerhaeuser Company Master Retirement Trust, TCW Special Credits Fund III and The Common Fund for Bond Investments; Trust Company of the West, a California corporation ("TCW"), for itself and as trustee for TCW Special Credits Trust, a California collective investment trust; and RGI International, copies of which are attached as Exhibits 1 and 2 hereto and are incorporated herein by reference. This summary is qualified in its entirety by reference to the Purchase Agreement. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

   Pursuant to the Purchase Agreement, RGI International purchased, through RGI Realty, from Weyerhaeuser Company Master Retirement Trust, TCW Special Credits Fund III, The Common Fund for Bond Investment and TCW Special Credits Trust (collectively, the "Selling Shareholders"), 1,200,000 shares (the "Initial Shares") of the Issuer's Common Stock on January 19, 1996 and an additional 1,249,571 shares (the "Secondary Shares") of the Issuer's Common Stock on March 6, 1996. In addition, if the Selling Shareholders should sell to third parties up to an additional 195,256 shares (the "Gross-Up Shares") on or before September 5, 1996, RGI International will make the payments described below, subject to certain conditions. As of the date hereof, none of the RGI Entities has any rights with respect to the voting and disposition of the Gross-Up Shares. The purchase price (1) paid by RGI International for the Initial Shares,
   (2) paid by RGI International for the Secondary Shares, and (3) guaranteed by RGI International to be received by the Selling Shareholders with respect to the Gross-Up Shares was and shall be $12.00 per share of the Issuer's Common Stock, plus a carrying cost from January 1, 1996 until the date of sale of each such share. The above-described price protection with respect to the Gross-Up Shares shall remain in effect until September 5, 1996.

   Amendment No. 1 to the Purchase Agreement, dated March 5, 1996, amended the Purchase Agreement to provide for the grant by each of the Selling Shareholders to RGI Realty an irrevocable proxy to vote the Secondary Shares beneficially owned by it as of March 5, 1996 at any annual or special meeting of the stockholders of the Issuer.

             Termination of Understanding Between RGI Entities and the Individual Holders

   Article III, Section 3, of the Issuer's By-Laws, as Amended and Restated on August 21, 1995 (the "Issuer's By-Laws"), provides in pertinent part that:

             [a]ny stockholder entitled to vote for the election of Directors at a meeting may nominate persons for election as Directors by giving timely notice thereof in proper written form to the secretary accompanied by a petition signed by at least one hundred (100) record holders of the common stock of the corporation which shows the number of shares held by each person and which represent in the aggregate one percent (1%) of the outstanding shares entitled to vote in the election of Directors.

   To assist RGI Realty and the RGI Entities in complying with this requirement in the event they determined to nominate persons for election as directors of the Issuer, each of the Individual Holders previously indicated his or her willingness to execute on behalf of the nominees of RGI Realty and the RGI Entities the form of petition contemplated by the Issuer's By-Laws. As described in Item 4 above, RGI Realty and the RGI Entities have determined not to seek a change in the composition of the Board of Directors of the Issuer through the nomination of an alternative slate of directors and the solicitation of proxies. Consequently, any understanding between the RGI Entities and each of the Individual Holders with respect to the foregoing has terminated.

   ITEM 7.   Material to Be Filed as Exhibits.

   The following are filed herewith as Exhibits to this Amendment No. 1 to
   Schedule 13D:

   Exhibit 1- Common Stock Purchase and Sale Agreement, dated January 18, 1996 ("Purchase Agreement"), by and among TCW Special Credits, a California general partnership, for itself and as general partner or investment manager for Weyerhaeuser Company Master Retirement Trust, TCW Special Credits Fund III and The Common Fund for Bond Investments; Trust Company of the West, a California corporation, for itself and as trustee for TCW Special Credits Trust, a California collective investment trust; and Resource Group International, Inc., a Washington corporation.

   Exhibit 2-     Amendment No. 1, dated March 5, 1996, to Purchase
                  Agreement.

   SIGNATURES

   After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated this 15th day of March, 1996

        /s/ Kjell I. Rokke
        Kjell I. Rokke


        RGI (Antilles ) N.V.

        By:/s/ Kjell I. Rokke
        Its:Managing Director


        RGI (Europe) B.V.

        By:/s/ Kjell I. Rokke
        Its:Managing Director


        RGI (Denmark) ApS

        By:/s/ Kjell I. Rokke
        Its:Director


        RESOURCE GROUP INTERNATIONAL, INC.

        By:/s/ David A. Herrick
        Its:Treasurer


        RGI REAL ESTATE, INC.

        By:/s/ Kenneth L. Uptain
        Its:President


        RGI REALTY, INC.

        By:/s/ Kenneth L. Uptain
        Its:President



   /s/ Robert C. Penney                         /s/ Pauline J. Penney
   Robert C. Penney                             Pauline J. Penney

   /s/ Henry D. Penney                          /s/ Jane H. Penney
   Henry D. Penney                              Jane H. Penney

   /s/ Karen M. Wilkins                         /s/ William R. Wilkins
   Karen M. Wilkins                             William R. Wilkins

   /s/ Mark Cutsforth                           /s/ Krista K. Hurst-Penney
   Mark Cutsforth                               Krista K. Hurst-Penney

   /s/ Glenn A. Olds                            /s/ Eva B. Olds
   Glenn A. Olds                                Eva B. Olds

   /s/ G. Richard Olds                          /s/ John D. Schandelmeir
   G. Richard Olds                              John D. Schandelmeir

   /s/ Etta Schandelmeir                        /s/ Charles J. Cange
   Etta Schandelmeir                            Charles J. Cange

   /s/ Susan R. Cange                           /s/ John Goodman
   Susan R. Cange                               John Goodman

   /s/ Linda Montgomery Mechon                  /s/ Mari Montgomery
   Linda Montgomery Mechon                      Mari Montgomery

   /s/ Robert Evans                             /s/ Veronica Montgomery
   Robert Evans                                 Veronica Montgomery

   /s/ Kenneth L. Uptain                        /s/ Cathy Diane Uptain
   Kenneth L. Uptain                            Cathy Diane Uptain

   /s/ Donald Markey                            /s/ Detra Markey
   Donald Markey                                Detra Markey

                                  EXHIBIT INDEX

                                                                   Sequential
       Exhibit                                                        Page
       Number                       Description                      Number

          1 Common Stock Purchase and Sale Agreement, dated January 18, 1996 ("the Purchase Agreement"), by and among TCW Special Credits, for itself and as general partner or investment manager for Weyerhaeuser Company Master Retirement Trust, TCW Special Credits Fund III and The Common Fund for Bond Investments; Trust Company of the West, for itself and as trustee for TCW Special Credits Trust; and Resource Group International, Inc.

          2        Amendment No. 1, dated March 5, 1996, to the
                   Purchase Agreement.